                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934/1/

                              CASINO MAGIC CORP.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                  147590 10 3
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                                 (CUSIP Number)


                              G. Michael Finnigan
                             Hollywood Park, Inc.
                            1050 South Prairie Ave.
                          Inglewood, California 90301
                             Tel:  (310) 419-1500

                                With a copy to:
                                --------------
                               Alvin Segel, Esq.
                              Irell & Manella LLP
                           1800 Avenue of the Stars,
                                   Suite 900
                         Los Angeles, California 90067
                             Tel:  (310) 277-1010

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 25, 1998
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)
--------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------                                  ---------------------
 CUSIP NO. 147590 10 3                   13D               Page 2 of 10 Pages
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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Hollywood Park, Inc.
      IRS Identification No. 95-3667491

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      BK
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)  [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
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                          SOLE VOTING POWER:
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8
                          7,954,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11
      7,954,500**

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      22.7%

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      TYPE OF REPORTING PERSON*:
14
      CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Schedule 13D.


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                                                            Page 3 of 10 Pages
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     This Schedule 13D (the "Statement") is being filed as an original filing with the Securities and Exchange Commission (the "Commission") by Hollywood Park, Inc., a Delaware corporation ("Parent"), in connection with a voting agreement regarding common stock, $.01 par value per share (the "Common Stock"), of Casino Magic Corp., a Minnesota corporation (the "Company"), entered into in connection with that certain Agreement and Plan of Merger (the "Merger Agreement") dated February 19, 1998 among Parent, HP Acquisition II, Inc., a Minnesota corporation and wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, providing for the proposed merger of Merger Sub with and into the Company, with the Company remaining as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the "Merger"). Following the execution of the Merger Agreement, Parent entered into a voting agreement (the "Voting Agreement") with Marlin F. Torguson ("Torguson"), pursuant to which, among other things, Torguson has agreed to vote the 7,954,500 shares of Common Stock he beneficially owns in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger.

     Based on information contained in the Company's filings with the Commission, Torguson is the Company's Chairman of the Board of Directors and beneficially owns, and has agreed to vote under the Voting Agreement, an aggregate of 7,954,500 shares of Common Stock (the "Proxy Shares"), or approximately 22.7% of the total outstanding shares of Common Stock based on the total number of shares of Common Stock represented by the Company in the Merger Agreement to have been outstanding as of February 17, 1998.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to shares of Common Stock. The Company's principal executive offices are located at 711 Casino Magic Drive, Bay Saint Louis, Mississippi 39520.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) and (f)

     This Statement is being filed by Hollywood Park, Inc., a Delaware corporation whose principal office is located at 1050 South Prairie Ave., Inglewood, California 90301. Parent is a gaming, sports and entertainment company engaged in the ownership and operation of card club casinos, pari-mutuel racing facilities, and the development of other gaming, sports and entertainment opportunities.

     The name, citizenship, business address, and present principal occupation of each of the directors and executive officers of Parent are set forth in

Exhibit 1 which is incorporated herein by reference.
---------

     (d) and (e)

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                                                             Page 4 of 10 Pages
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     Neither Parent nor, to the best knowledge of Parent, any director or executive officer of Parent listed on Exhibit 1 hereto, has been, during the
                                      ---------
last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of the date of this Statement, Parent has not paid any funds or other consideration for the voting of the Proxy Shares owned by Torguson or in connection with the Merger.

     If the Merger is consummated, the total amount required to acquire the shares of Common Stock owned by the Company's stockholders is estimated to be approximately $81 million. Funds for all such purchases are currently expected to be obtained either from Parent's existing credit facility with Bank of America or a new credit facility.


ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transactions described in this Statement is to acquire the entire equity interest of the Company pursuant to the Merger Agreement. There can be no assurance, however, that the proposed transactions will be consummated or as to the timing thereof.

     Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including approval by stockholders of the Company), at the effective time of the Merger (the "Effective Time"), (i) Merger Sub will be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, with the Company remaining as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of Parent, (ii) except for shares of Common Stock as to which dissenters' rights are perfected, each share of the Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $2.27 in cash payable to the holder thereof (the "Merger Consideration"), and (iii) each share of Merger Sub's common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $.01 par value, of the Surviving Corporation. Upon consummation of the Merger, the registration of the Common Stock under the Exchange Act will be terminated, and the Common Stock will cease to be reported and listed on The Nasdaq Stock Market, Inc.

     Pursuant to the Voting Agreement, and subject to the terms and conditions set forth therein, Torguson has agreed: (i) to vote all of the 7,954,500 shares owned beneficially and of record by him in favor of approval and adoption of the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger and (ii) to continue to serve

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                                                             Page 5 of 10 Pages
                                                            --------------------

as an employee of the Company for a three-year period and not to compete with Parent or the Company in any jurisdictions in which Parent, the Company, or their respective subsidiaries operate during the three-year period.

     In addition, Torguson granted an irrevocable proxy to Parent to vote the Proxy Shares in the manner described above.

     Moreover, pursuant to the Voting Agreement, Torguson may not transfer, sell, exchange, tender, pledge, assign or otherwise dispose of or encumber any of the Proxy Shares or any interest therein except (A) to the extent that such shares may already be encumbered or pledged, (B) to the extent such shares may be sold or transferred pursuant to preexisting agreements, and (C) that Torguson may sell up to a maximum of 350,000 Proxy Shares during the term of the Voting Agreement in open market transactions which comply with applicable federal and state securities laws.

     The foregoing summaries of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and Voting Agreement, copies of which are filed with this Statement as Exhibits 2 and 3, respectively, to this Statement. Reference is
             ----------     -
made to such agreements for complete descriptions of the terms and provisions thereof and the agreements of the parties thereunder. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed in the Merger Agreement and the Voting Agreement.

     Other than as set forth above, Parent has no plans or proposals which would relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of the SEC's standard form of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Parent may be deemed to be the beneficial owner of 7,954,500 shares of Common Stock (defined above as the "Proxy Shares") which are held by Torguson and are subject to the voting and other provisions of the Voting Agreement. The Proxy Shares constitute approximately 22.7% of the outstanding shares of Common Stock based on the total number of 35,722,124 shares of Common Stock represented by the Company in the Merger Agreement to have been outstanding as of February 17, 1998. To the best knowledge of Parent, no director or executive officer of Parent is the beneficial owner of any shares of Common Stock.

     (b) Parent may be deemed to have shared voting power with Torguson with respect to all of the Proxy Shares with respect to certain matters relating to the Merger as described in Item 4 above. Subject to the Voting Agreement, Torguson has sole dispositive power over the Proxy Shares. Set forth below is the Item 2 information with respect to Torguson:

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                                                             Page 6 of 10 Pages
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          The following information is derived from the Company's definitive
Proxy Statement relating to the June 30, 1997 Meeting of Shareholders:

          Marlin F. Torguson has his principal business address at 711 Casino Magic Drive, Bay Saint Louis, Mississippi 39520. Torguson has been the Company's Chairman of the Board of Directors since December 1, 1994.

          To the best knowledge of Parent, Torguson has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Other than the transactions described in Item 4 above which have prompted the filing of this Schedule 13D, to the best knowledge of Parent, neither Parent nor any of its directors or executive officers has effected any transaction in Common Stock during the past 60 days.

     (d) To the best knowledge of Parent, no person other than Torguson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Proxy Shares.

     (e)  Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The second through fifth paragraphs of Parent's response to Item 4 of this Statement are hereby incorporated by reference into this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.  Directors and Executive Officers of Hollywood Park, Inc.

     2. Agreement and Plan of Merger, dated February 19, 1998, by and among Hollywood Park, Inc., HP Acquisition II, Inc. and Casino Magic, Inc.

     3. Voting Agreement, dated February 25, 1998, by and between Hollywood Park, Inc. and Marlin F. Torguson, in his capacity as a stockholder of Casino Magic Corp.

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                                                             Page 7 of 10 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HOLLYWOOD PARK, INC.



Dated: February 27, 1998  By:     /s/  G. Michael Finnigan
                              ----------------------------
                                  G. Michael Finnigan,
                                  President, Sports and
                                  Entertainment


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                                                                          Page 8

                                 EXHIBIT INDEX

           EXHIBIT
           NUMBER                         DESCRIPTION
           -------                     -----------------
              1.      Directors and Executive Officers of Hollywood Park, Inc.

              2. Agreement and Plan of Merger, dated February 19, 1998, by and among Hollywood Park, Inc., HP Acquisition II, Inc. and Casino Magic Corp.

              3. Voting Agreement, dated February 25, 1998, by and between Hollywood Park, Inc. and Marlin F. Torguson, in his capacity as a stockholder of Casino Magic Corp.